Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
March 25, 2021
W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Sonny Oh

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Metropolitan Life Insurance Company Post-Effective Amendment No. 12 filed February 22 2021 (File No. 333-160722)

Dear Mr. Oh:

On February 22, 2021, Metropolitan Life Insurance Company (“MLIC”) and its separate account, Metropolitan Life Separate Account E (“Separate Account E” or the “Registrant”), filed Post-Effective Amendment No. 12 (File No. 333-160722) (the “Amendment”) relating to the registration statement on Form N-4 for its Zenith Accumulator Variable Annuity Contract (the “Contracts”). On behalf of MLIC and Separate Account E, we are providing the attached marked copy of the prospectus, which includes our proposed revisions to address applicable comments received on the registration statement for the MetLife Financial Freedom Select Variable Annuity Contract (333-83716) on March 19, 2021 and on the registration statement for the Preference Plus Select Variable Annuity Contract (333-52366) on March 22, 2021.

Please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332 with comments or questions.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner

Shareholder

1401 I Street NW, Suite 1100 | Washington, DC 20005 | T +1 202 312 3320 | F +1 202 312 3322

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.